UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K  ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-SAR   ☐ Form N-CSR

For Period Ended: September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.
Full Name of Registrant

N/A
Former Name if Applicable

Americas Tower, 1177 Avenue of The Americas,
Suite 5100

Address of Principal Executive Office (Street and Number)

New York, NY 10036
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file this Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the preparation of the Company's financial statements in time for filing. The Company anticipates filing the Quarterly Report on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ming Yi	888	622-1218
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2021	By:	/s/ Shanchun Huang
Shanchun Huang
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue

The following table presents our consolidated revenues for the three months ended September 30, 2021 and 2020, respectively:

	Three months ended September 30,		Change
	2021	2020	Amount	%
CCM Shopping Mall Membership	-	29,779	(29,779)	(100)%
Coal and Aluminum Ingots Supply Chain Financing/Trading	9,643,977	-	9,643,977	-
Sales of goods	-	4,264	(4,264)	100%
Asset management service	2,101,050	-	2,101,050	-
Others	-	9,407	(9,407)	(100)%
Total	$11,745,027	$43,450	$11,701,577	26931%

CCM Shopping Mall Membership fees decreased from $29,779 for the three months ended September 30, 2020 to $0 for the three months ended September 30, 2021 because there was no new member enrollment during the third quarter of 2021 and the Company has transformed its business model of CCM Shopping Mall from a member-based platform to a sales agent based eCAAC platform. Due to COVID-19 related restriction on large gathering for meetings and conference which primarily used by us before the pandemic for marketing and business development of new members, we were unable to attract new member enrollment during the three months ended September 30, 2021.

Coal and Aluminum Ingots Supply Chain Financing Service and Trading business increased from $0 for the three months ended September 30, 2020 to $9.64 million for the three months ended September 30, 2021. This is a new business we started during the second quarter this year which did not exist last year.

Sale of goods decreased from $4,264 for the three months ended September 30, 2020 to $0 for the three months ended September 30, 2021 as no sale of goods during the same period of 2021.

Asset management service increased from $0 for the three months ended September 30, 2020 to $2.1 million for the three months ended September 30, 2021. This is a new business we acquired during the third quarter 2021 which did not exist last year.

Other revenues decreased from $9,407 from three months ended September 30, 2020 to $0 for the three months ended September 30, 2021, mainly due to the service fee income during the three months ended September 30, 2020 and no such income during the same period of 2021.

Gross Margin

The following table presents the consolidated gross profit of each of our main products and services and the consolidated gross profit margin, which is gross profit as a percentage of the related revenues, for the three months ended September 30, 2021 and 2020, respectively:

	Three months ended September 30,
	2021		2020
	Gross profit	Gross margin	Gross profit	Gross margin
CCM Shopping Mall Membership	-	-	24,561	82.48%
Coal and Aluminum Ingots Supply Chain Financing/Trading	296,173	3.07%	-	-
Sales of goods	-	-	2,012	47.19%
Asset management service	686,910	32.69%	-	-
Others	-	-	3,483	37.02%
Total	$983,084	8.37%	$30,056	69.17%

Overall gross margin as a percentage of revenue was 8.37% for the three months ended September 30, 2021, a decrease of 60.8% compared to 69.17% for the same period of last fiscal year, mainly due to less revenues from the membership fee which has a much higher margin than that of coals and aluminum ingots financial service and trading business.

Operating Expenses

The following table presents our consolidated operating expenses and operating expenses as a percentage of revenue for the three months ended September 30, 2021 and 2020, respectively: (in thousands)

	September 30, 2021		September 30, 2020
	Amount	% of revenue	Amount	% of revenue
General and administrative	$2,404	20.47%	$643	1495.35%
Stock compensation expense	5,488	46.73%
Selling expenses	112	0.95%	26	60.47%
Bad debt provision	5,741	48.88%	53	123.26%
Total operating expenses	$13,745	117.03%	$722	1661.39%

General and administrative expenses increased by $1.76 million, or 273.72%, from $0.64 million to $2.4 million for the three months ended September 30, 2021, compared to the same period of last fiscal year. The increase in general and administrative expenses was mainly due to new business development and new subsidiaries established by the Company during the three months ended September 30, 2021 comparing to the same period of 2020..

Stock compensation expense increased by $5.49 million during the three months ended September 30, 2021, compared to the same period of last fiscal year as the Compensation Committee of the Board of Directors (the “Board”) of the Company granted certain shares of common stock of the Company to certain officers and employees in July 2021 which we didn’t have such grant in the same period of 2020.

Selling expenses increased by $0.09 million during the three months ended September 30, 2021, compared to the same period of last fiscal year.

Bad debt provision was $5.74 million for the three months ended September 30, 2021, increased by $5.69 million comparing to the same period of the last fiscal year. Bad debt provision was for doubtful debts from Shenzhen Tiantian Haodian Technology Co., Ltd. during the three months ended September 30, 2021.

Other (Expense) Income, Net

Other expenses, net increased by $2.27 million to positive $0.56 million for the three months ended September 30, 2021 from negative $1.7 million in the same period of the last fiscal year, mainly due to debt repayment with shares during the three months ended September 30, 2020 and no such expense in the same period of 2021.

Loss from Continuing Operations

Loss from continuing operations increased by $9.8 million from $2.4 million for the three months ended September 30, 2020 to $12.2 million for the same period of 2021 mainly due to increase in operating expenses, as discussed above.

5